Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
Evening Earnings Call
January 13, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
CEO and Managing Director

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

Haragopal Mangipudi
Head - Finacle

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

Swaminathan D
Infosys BPO –CEO

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Moshe Katri
SG Cowen

Shashi Bhushan
Prabhudas Lilladher

Joseph Vafi
Jefferies

Mark Zgutowicz
Piper Jaffray

David Grossman
Stifel Nicolaus

Trip Chowdhry
Global Equities Research

Nabil Elsheshai
Pacific Crest Securities

Ed Caso
Wells Fargo

Bhavan Suri
William Blair

Anthony Miller
TechMarketView

Moderator

Ladies and gentlemen, good day and welcome to the Infosys third quarter earnings Conference Call. As a reminder, for the duration of this conference, all participants' lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today's opening remarks. If you should need assistance during the conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded.

I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Ltd. Thank you and over to you Mr. Mahindroo.

Sandeep Mahindroo

Thanks Rochelle. Good morning everyone and wish you all a very Happy New Year. Welcome to this call to discuss Infosys earnings release for the quarter ended December 31st, 2010. I'm Sandeep from the Investor Relations team in New York.

Joining us today on this call is CEO and MD, Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan, along with other members of the senior management. We will start the call with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter and year ending March 31, 2011. Subsequently, we'll open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and the explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I'll now like to pass it on to the Mr. S Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep. First, let me wish all of you a very Happy New Year. May this decade be much better than the last decade.

Coming to the Q3 FY 2011, we had all round good performance. Our revenue for the quarter was $1.585 bn and this is higher than the upper end of our guidance which was $1,562 mn. Revenues grew sequentially by 6%, in constant currency terms revenue increased by 4.7%, volume increase was 3.1%.

We had revenue per employee increase of 1.6% in blended terms. We added 40 new clients, last quarter was 27. The top 25 clients grew by 4.3%, non-top 25 by 7.4%. We added 11,067 employees against our projection of 11,000. For the year we are looking at adding 40,000 employees. Attrition has come down. If you look at the attrition for the last 3 quarters, it has been steadily declined. Two quarters back it was 5,400 and now it's about 3,500. So, attrition in absolute terms has come down.

We have been able to maintain our margins. Utilization is still high and utilization will have an impact in the future but utilization is about 81.8% in Q3. Last quarter it was 82.7%, and including trainees it is actually now lower at 72.7& and that's good for the future.

When we spoke to our customers and talked to them about the budgets, the indication is that the budgets are up slightly. So it is a positive environment. They are all saying that the offshore allocation should increase and if nothing bad happens, we believe that next year is going to be a normal year for the IT services industry.

If we look at client additions, if we look at broad based growth, if we look at the various industry segments for Infosys, if we look at service lines, if we look at our positioning in the market in terms of how analysts perceive Infosys, how clients perceive Infosys, our own relationship with them, we believe that we are in a good position to take advantage of the growth opportunities provided and we are continuing to build capacity. We will recruit 40,000 people this year as we have projected and we'll continue to build capacity. We are already recruiting for the next financial year, and we will update you as we go along on that. We are optimistic about the coming year.

This quarter one of the interesting things that we saw happen was that there was no budget flush. Normally, there would be a budget flush in the third quarter. Though third and fourth quarters typically are slow quarters for us, we would have seen a budget flush but we didn't see that this quarter because we believe the companies had spent their money in the earlier quarters and we saw that. We saw a good volume growth in the last 3 quarters. Hence there was no budget flush this quarter. That was very interesting in this quarter.

Now let me pass on to Shibulal to give you more details by segment, by industry, etc.

S. D. Shibulal

Good evening, everyone. Happy New Year. Let me add to what Kris talked about. Our growth has been all around. Our top 25 clients grew by 4.3% and revenue from the non-top 25 grew by 7.4% which adds up to 6% in constant currency terms, which means that the growth is wide-based and both top 25 and the non-top 25 clients grew in Q3.

The million-dollar clients which were 337 last quarter, in Q3 it was 350 which shows the quality of clients which we are adding. Today our focus is to add clients which are of high quality, mostly Fortune 500 or Global 2000 and that is showing up in our million-dollar clients going up.

This quarter we have added 40 new clients and most of them are in the categories which I just mentioned. 29 clients contribute more than $50 mn in revenue right now in Q3 on a LTM basis, this number was 27 last quarter. Our penetration into the Fortune 500 client's have gone up. It stands at 134 for Fortune 500 U.S. and 149 for Fortune 500 Global which is also a good improvement.

Our DSO is better. It is 62 days compared to 63 days last quarter.

Now, let me give you some color on the region and the segment-wise growth. North America has marginally come down as percentage of revenues and rest of the world has gone up marginally. It's a reflection of our increase in product sales. Finacle is doing very well and some of the other small products which we have in the market is also finding traction. Our revenue from product has gone up to 5.3% and some of it is reflected in the rest of the world.

Fixed price is up from 39.9% to 41.2%, again in line with increasing our fixed price and also New Models of Engagement. Number of active clients is 612, that's an increase of 20 from the last quarter. Last quarter it was 592. Our largest client is 4.6% and our repeat business is 97.6%.

We are expanding in all our three service lines - Transformation, Operation and Innovation. On the Transformation front, we are running multiple transformation programs across the globe for our clients and the pipeline is also very strong. On the Operations side, we have a very strong large-deal pipeline. We define our large deals anywhere from $50 mn-$300 mn and we have a good pipeline. Last half, we had closed 9 of them. We have closed a couple of them in Q3 and we're expecting more closures in Q4.
We're also seeing good traction with our innovation side of the business, which is mostly products, platforms, solutions and New Models of Engagement. New Models of Engagement, today is very well accepted with the client, and more and more deals are being restructured under the New Models and Engagement.

With that, now let me hand over to Bala.

V. Balakrishnan

Good morning friends. This quarter has come out much better than what we had guided for in the beginning of the quarter. The revenue grew by 6%. The volume growth is 3.1% and the pricing went up by 1.6% mainly because of the cross currency moves. In constant currency the pricing went up by 0.5%. This quarter the rupee appreciated by 3.5%. The average rate for last quarter was 46.48, it was 44.83 for this quarter. So, there was an appreciation of 3.5% which impacted the margin by close to 1.5% but due to the pricing going up by 1.6% that impact had been offset. So the gross margin came out similar to what you have seen in the second quarter. Even the operating margin remained at the same level at 30.2%. The other income was slightly up because the yield has gone up during the quarter. The effective yield we got for the current quarter was 6.8%.

We have a hedging position of $585 mn. We have seen the cross currencies moving again this quarter and we are continuing with our program of hedging up to next two quarters at any point of time. We are not changing that policy. During the current quarter the Australian dollar appreciated against U.S. dollar by around 9%, euro appreciated by 5%, and GBP appreciated by 2%. The effective tax rate for the quarter went up to 27%. For the nine months, it is around 26.5%. The tax rates were slightly up during the current quarter mainly because of the increase in other income. For the full year, it could be closer to 26.5%.

We have guided for 1% to 2% growth for next quarter because typically, the third and fourth quarter are soft quarters for us and looking at the environment, we want to be cautious. Our guidance for EPS is almost same as what we have seen in the third quarter, it is increasing by only $ 0.01

We started the year with 16% to 18% growth in revenues, now we are guiding for 26% growth in revenues at the higher end. I think we have done well. Things have improved from the beginning but looking at the environment, we want to be cautious. If you look at all the budgets from the clients, most of them have happened on time and most of them are talking about a flat to slight increase in budget. Looking at all that, we are optimistic about next year but we have challenges in the near-term because of uncertainty.

With this, I will conclude. Now, we'll open up the floor for questions.

Moderator

Thank you very much. Ladies and gentlemen we will now begin the question and answer session. Our first question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is on the IT budgets. I think you talked about the budget cycles being maybe more normalized next year. Does that mean that your visibility will increase and would the derivative from that be an increase in discretionary spending? I am just trying to get a little color on what '11 budgets look like?

Kris Gopalakrishnan

We will have normal visibility. Typically, we have for the next quarter almost 95%-96% visibility, for the next four quarters, 65%-70% visibility. That's the model we use to compute our guidance. Our guidance is a bottom-up computation. We know from each of our clients what are their budgets and what they propose to spend with us. About 4% to 5% is new business from customers we don't have it today, new customers that come in. We have a way of building up the model bottom up with a particular visibility and that's the model we use. To your second question, yes, discretionary spend is clearly back. We have seen, one, discretionary spend come back. We've had transformation projects, large programs, multiyear rollouts. Second, we are seeing investment in technologies like cloud. Again to me that is discretionary spend. Third, we are also seeing large deals back on the table. Of course, this quarter we have had some small amount of wins, but typically towards the end of the year, you don't sanction any large project. But if you look at the last 3 quarters, we've had 10 large deals, few of them $100 mn and plus. So, large deals are back on table. 40 new clients added this quarter, 27 last quarter. Out of this 40, several of them are in the Fortune 500 or Global 1000. So, it is a good indicator is to say that we are in a normal environment.

Joseph Foresi

Just maybe you can help us reconcile, the headcount guidance had gone up, but it seems like your expectations is that discretionary spending coming back and the large deals coming back, that the environment will be better next year. Maybe you could just help us reconcile sort of what we saw this quarter and the headcount guidance and your positive commentary going forward?

Kris Gopalakrishnan

Our headcount guidance is for this fiscal which ends on March 31, 2011. We said at the beginning of the year, we will hire 30,000 people. We are ending the year, which is March 31 by hiring 40,000 people. We've gone up significantly from what we said we will start at the beginning of the year. For the next year, we are proposing to offer 26,000 in the campuses. About 20,000 have been already offered. We will give you the number for next year in April but it's an indication that we are looking at growth in the next year or so.

Joseph Foresi

My last question here just on pricing. It looks like it's been going up over the last couple of quarters and your margin guidance annually has been improving. Maybe you could just talk a little bit about the trend in pricing you're expecting next year and then anything on the margin side?

Kris Gopalakrishnan

I will give you our current position on pricing. We believe pricing will be flat and stable. Having said that, we have been able to get some price increases in certain cases which we believe is positive because clients are willing to consider price increases. We have been able to get some price increases and that is also a positive impact this quarter. Out of the revenue per employee increase of 1.6%, if you take it in constant currency terms, it's only 0.5% but that is based on rate increases also.

Joseph Foresi

Thank you.

Moderator

Thank you Mr. Foresi. Our next question is from the line of Moshe Katri of Cowen and Company. Please go ahead.

Moshe Katri

Kris you're talking about a normal growth year next year for the industry. Can you define what normal means in terms of numbers? Then given some of the deceleration in revenue growth metrics we've seen whether it's North America and Europe and also on the service line in package implementation, was there anything unusual in the demand picture for the quarter?

Kris Gopalakrishnan

Moshe, when you look at what NASSCOM came up with about a year or so back, they said that the industry would grow approximately 11% compounded over a 10-year period 2010-2020. The industry in the last one year has been growing around mid-teens, 15% or so. When I say a normal year, I'm assuming that the industry would grow at around mid- high-teens actually. That's the range that I'm looking at when I say normal year for the industry. Now what percentage will Infosys get out of that, we will give you that guidance in April. In the past we have been able to capture growth and try and grow beyond industry average but we will see. Based on as you said, where we are today, the momentum, etc, we will give you a guidance in April for next year. Then the second part of question is, I gave you lot of data points in terms of number of customers wins, the number of large deals, growth in top 25 and the rest of the pack, various data points we have also point to a normal year for next year for us.

Moshe Katri

What about some of the deceleration and the revenue growth metrics we’ve seen for the quarter, North America was up 4% a quarter ago it was up 8%. We've seen the similar deceleration in Europe. We've seen some of those trends also by service line. Was there anything unusual in the demand picture during the quarter or this is purely related to just seasonality?

Kris Gopalakrishnan

Partly seasonality, one working days less. We had some client closures based on holidays from December 25 to January 1. We had projected only 4% growth this quarter. Also our utilization has been high for 2-3 quarters now, more than 80%. Actually that will have an impact on growth at some point because our inability to staff the projects right etc. We have taken action. At the end of the quarter, the utilization is closer to 78%. So we have considered all these factors.

Moderator

Thank you Mr. Katri. Our next question is from the line of Shashi Bhushan of Prabhudas Lilladher. Please go ahead.

Shashi Bhushan

I wanted to ask is there any change in IT budget spend by our top 20 clients in calendar '10, including budgetary flush compared to what they are budgeting for calendar year '11?

Kris Gopalakrishnan

What I will do is, I will ask Ashok who handles the largest portfolio from an industry perspective to comment and that will give you an indication of what we see in retail, manufacturing, etc.

Ashok Vemuri

From a budgetary perspective, overall, the budgets are slightly higher than where they were last year. Of course, the interesting thing is that for our top accounts, as well as on an average basis, the commentary that we are hearing is that capex will go up which from a services perspective is good news, but on a deferred basis since there is a phase lag between that investment and the translation to services. The other is that the offshoring component again has been validated that it will be higher, so they have ratified that. There is an expectation of continuing to essentially use the budget in the same fashion that it was done in the previous year. Having a budget is one thing, getting it on time is one thing, but spending it is a completely different matter altogether. That we understand will be done in the same way as FY'10 in terms of the discipline, etc. So basically from what we hear rom our large accounts, our top 20 accounts and on the average for the sector in the North American market, across industries, this is essentially how it looks.

Shashi Bhushan

Also, earlier in the conference call, we said that because of some customer closure between Christmas and New Year, we have some man-days loss and also because of one lower working days, we lost out some part of revenue. However, for the next quarter, we are guiding for 1% to 2% quarter-on-quarter growth which means if we adjust for these holidays, we are guiding for nearly muted Q4 11. Any specific reasons for such softness in the demand all of a sudden?

Kris Gopalakrishnan

Historically, Q3 and Q4 are slow quarters for us. Q3 because of the holidays, Q4 because the timing of the spent after the budgets are finalized is very important. We have seen that sometimes they take a little bit of time before the spending starts and that's why our Q1 of the next fiscal and Q2 of the next fiscal are actually much better quarters and Q3 and Q4 muted. That's the historical data we have. That's the reason why we are cautious about Q4.

Moderator

Thank you Mr. Bhushan. Our next question is from the line of Joseph Vafi of Jefferies. Please go ahead.

Joseph Vafi

I was wondering if we could get a little more color on your commentary around the percentage of budget going for offshore increasing in calendar '11, the types of potential projects where you could see a positive mix shift and any other color you want to provide there?

S. D. Shibulal

As we said, majority of the budgets have closed and they are either flat or marginally up and on an average, it is marginally up. We are also seeing continued interest in Global Delivery Model. Most of our clients have told us that they will continue to increase their spend and activity with us. We also believe that there is a reason to spend for our clients. If you look at the Banking & Capital Market space, there is risk and compliance which will drive discretionary spend. If you look at Manufacturing, it is about efficiency, building a smarter organization and productivity improvements. If you look at Retail, it is about the digital consumer and new consumer experience. If you look at Telecom, there is a regulatory change which is coming through of net neutrality which will mean that the industry has to spend. All of these transformations, whether it is risk & compliance, whether it is a digital consumer, smarter organization, will require services starting from consulting all the way to implementation. That gives us confidence at this point that the budget will be spend and we stand a very fair chance of getting a very good share of this spend.

Joseph Vafi

It sounded like Finacle was pretty strong. What's driving that exactly now, is it better penetration of the product, is it perhaps a better demand environment coming from banks, some more color there would be appreciated as well?

Haragopal Mangipudi

In a way, there are 2 drivers to the growth as we see. One is our transformation capability has a differentiator been acknowledged in the market, particularly in the segment two and in regional segment one banks. We are scoring well and there is a good growth there. Second, as an innovation partner, the initiatives which we have taken, the solutions which we launched including the one like mobile banking, direct banking, rural banking suite, etc, are well received in the market and we are seeing the growth on that dimension as well.

Moderator

Thank you Mr. Vafi. Our next question is from the line of Mark Zgutowicz of Piper Jaffray. Please go ahead.

Mark Zgutowicz

Just a question on the mix of your hiring plans. It looks like last couple of quarters laterals have been higher than normal. I'm just curious what that trajectory looks like entering FY'11? If we assume higher wages and attrition is supported by more stable environment over that period, I'm just curious how the mix of freshers and laterals look? Do we have to see a continued up trend in terms of freshers as a overall percentage of your mix higher than we've seen just over the last few quarters?

Mohandas Pai

Last year has been very unique for the fresher lateral ratio because we started with 30,000 people and we anticipated that we could add 70% freshers but as the year went by, we had a higher attrition and we increased the number to 40,000. So the fresher-lateral ratio was very different. Out of 40,000 people, we're probably hiring about close to 8,000 for the BPO. That means 32,000 for services. Out of 32,000, we're going to have a fresher ratio of something like 50%. The other 50% is going to be lateral. For the next year, hopefully the fresher ratio can go to 60% to 65%, because we have enough time to plan for next year and for next year we're making 26,000 offers in colleges which should translate into something like maybe 18,000-20,000 people coming in from the fresher side for next year. We don't have a number for the full of next year because we give a number in April, but certainly for next year the ratio of fresher to lateral should go up in favor of freshers. Also, as we go up the value chain, we could see increasing hiring of laterals for the consulting and enterprise solutions level.

Moderator

Thank you Mr. Zgutowicz. Our next question is from the line of Mr. David Grossman of Stifel Nicolaus. Please go ahead.

David Grossman

I was wondering if we could go back just the pricing for a minute. Just looking at it over the last several quarters, it appears that this is the first sequential increase in offshore constant currency pricing that we have had in several quarters, perhaps as many as 8 or 9. Is there anything you can tell us what maybe changing in the environment that maybe driving that and any other insights into perhaps what maybe going on in the pricing front and some of the wage increases that maybe impacting pricing?

Kris Gopalakrishnan

Pricing went up by 3% last quarter and 1.6% this quarter. Last quarter, majority of the pricing was driven by portfolio shift because when we do more of transformational work, the average revenue productivity goes up and even when we do more of consulting, if you do the advisory services work, the per person revenue productivity is higher. So it was driven by that. We've had some pricing increases, some of the yearly COLA/pricing increases have kicked in now and that is showing up slowly in our revenue productivity. Even this quarter, consulting revenue has considerably gone up. That also has contributed towards it. Now, regarding the compensation increase, we have done some very strong compensation increase over the last 18 months or so. We expect the compensation increase to be moderate in the coming year, but according to the industry standard.

David Grossman

So, just looking at the offshore constant currency increase in revenue productivity, is it fair to assume that a big chunk of that is related to the wage increases or is it all these other factors that you mentioned being the primary driver?

Kris Gopalakrishnan

David, it is not related to the wage increase. Of course, we can say that costs are going up, but we have to look at individual contracts. The cost of living increase is actually a contractual term. It's built into our contracts and sometimes the client allows us to increase. Sometimes, they will come back and negotiate and say, don't increase it. We were able to get some of those increases this year and that has helped us.

David Grossman

Kris, I think in your opening comments, you said that attrition was moderating. As I recall the number that you've put in your release is an LTM number. Can you give us a sense just quarterly what the attrition rates have looked like and how they have trended over the course of the year?

Kris Gopalakrishnan

On the services business side, this quarter's attrition number is around 3,500; 4,200 is for last quarter and the previous quarter was 5,400. So, 5,400, 4,200, 3,500, so you can see that it is actually coming down.

Moderator

Thank you Mr. Grossman. Our next question is from the line of Trip Chowdhry of Global Equities Research. Please go ahead.

Trip Chowdhry

First, the impact of higher oil prices on your business, if you look two years back, oil was at $34 a barrel and today, it is $90 a barrel. We are in a very high global inflation environment and our research has historically indicated that higher oil prices have a second derivative impact on IT budgets. I will not be surprised if over the next 6 months, even though currently the IT budget seem to be the same as before or probably a little higher, it doesn't take much time for IT budgets to just collapse. What my question is, are you seeing any symptoms, any difference in the way customer is engaging you which may indicate possible collapse of IT budgets? For example, are they asking you to write relatively more documentation of the work that you may do or just spending more time relatively on say, planning processes or asking you to shrink your large implementation into very, very small chunks, which have definite start-date and a definite end-date or anything you're seeing which is little bit different or unexpected from the customer than before, that’s all from me?

Kris Gopalakrishnan

Very, very interesting analysis, maybe I should get a copy of this because the correlation you're creating is actually very, very interesting and first time, I'm actually hearing that. But strangely enough, some of the things you've talked about, customers looking at the return on investment, doing detailed planning, sometimes taking a large transformation projects and do smaller chunks of 6 ix months period, the multi-year, multi-million dollar projects broken into smaller chunks. Many of these things are happening, but we attribute that to the environment in which we are. We have just come out of a downturn and customers are still conscious about costs. They're unwilling to make long-term commitments at this point. They want to make sure that they get benefits in shorter periods of time. So many of the things you said, we are seeing, but we attribute that to the environment in which we are. The overhang from the downturn is still there, there is still uncertainty in the environment. We of course, did not connect this with oil price. It will be interesting to maybe get a detailed analysis of that. That will be a very interesting study.

Moderator

Thank you Mr. Chowdhry. Our next question is from the line of Nabil Elsheshai of Pacific Crest. Please go ahead.

Nabil Elsheshai

Previously Telcos had been lagging. I think you had commented last quarter there were signs of it improving but that obviously hasn't materialized. Could you talk a little bit more about what you're seeing in that vertical? You mentioned net neutrality potentially driving spend. I was hoping you could maybe provide a little more color on that comment?

Subhash Dhar

You are right. Our expectations in calendar year 2010 was that Telco would bounce back but they did not and it was really a surprise for us also. But if you look at what happened with the big debate around net neutrality and what I pick on that is because Telcos have been very clear that they don't see any monetization opportunities for their investments, they have been holding back on their CapEx. This is one of the biggest reasons they have been holding back on capex. This is not just in the U.S., it's there in most developed countries, where the net is seen as an area where they cannot price differently. That has come to an interesting point. At the end of December when the FCC actually ruled that there is a limited authority now for the Telcos to charge differently based on the usage for the kind of data that gets transported over the network. That by itself is not enough for them to get new revenue streams. They will also have to develop new revenue models, new services and so on, but from a regulatory perspective, I think it's a big relief. I think in 2011, I am more optimistic and so are many other industry people like me but we'll see. There are a few other things that need to fall in place over the next 1 or 2 months, especially the capex budgets, as they get finalized, will tell us whether or not this has encouraged the phone companies and the cable companies to spend more. If that happens, we believe it will be a couple of quarters down the road when the opex will open up to support that capex which is when we will see our spends coming in. Having said that, we are already seeing some more up-take on the wireless side. As the wireless industry is maturing, their behaviors are becoming similar to the wireline industry because they have need for efficiencies and cost containment and so on. Although it's just a few big large ones that are taking to the Global Delivery Model at this point, but it is an increasing trend especially in Europe. Not sure if I answered your question, but that's where we are.

Nabil Elsheshai

I was wondering, and I apologize if I missed this earlier but on the price increases, I was wondering if you could clarify if that improvement is due to mix, maybe more shift to discretionary or application development versus maintenance or if its like-for-like price increase that you are seeing?

Kris Gopalakrishnan

Last quarter was about business mix change. This quarter in our contract, we have yearly cost of living increase included. Some customers allowed us to take advantage of that and the rates went up and that's what is reflected.

Nabil Elsheshai

By each vertical you commented at the high level reasons for continuing the spend, maybe if you could provide a little more color, particularly in your largest ones like financial services on what project priorities, what are the highest priorities in terms of technology or application that you are seeing in those verticals?

Ashok Vemuri

In financial services across the board, especially in the American market we are continuing to see M&A spending that is continuing. We're seeing a lot more traction build up on operational efficiency which has moved now from just cost-cutting to making the client more competitive. It is more investment on the revenue side of the balance sheet. The one thing that is different that we're seeing traction on and expect to see a lot more of, going forward is on 3 areas, one is fraud prevention; the second is risk management and the third and probably one of the largest that we will see for a while is the entire area of regulatory compliance, whether it's in the area of the new technology implications or the implications for the business arising from Dodd-Frank or Basel III or FSA regulations etc. We are beginning to see traction and conversations and we do believe that that will be as big for us as M&A was in the last 18 months.

Moderator

Thank you Mr. Elsheshai. Our next question is from the line of Ed Caso of Wells Fargo. Please go ahead.

Ed Caso

I was wondering if you could talk a little bit about your business process management area, particularly what types of services are of interest like finance & accounting or what verticals are showing the most growth? Where are the margins in this group now and where could they go?

Swami Swaminathan

We've had a fairly good quarter. In the third quarter we grew about 7% from the previous one, and on a year-on-year basis, around 23%. The demand continues to be reasonably strong in the last 2 quarters. As we speak, we are in dialog with about 6 odd prospective clients with whom we believe we should be able to close our contracts in the next quarter. Having said that, we have been able to move our margins up by a three percentage points on quarter-on-quarter. The growth is coming in from a couple of industry verticals like the manufacturing vertical and also on the BFSI space. On the horizontal service offerings, we are seeing fairly strong growth in the financing and accounting area and as well as on the sourcing and procurement side which includes strategic sourcing as well. Very clearly, the expectations of clients have moved on. It's moved on from depending on transactional processing to a much higher value-added services and you would see that in the last quarter though we have had a revenue growth of 7%, the headcount has actually come down by 3 percentage points. That is really because of the fact that the revenue productivity per employee in this business has steadily gone up and as we speak, revenue productivity on a quarter-on-quarter basis has also gone up by about 5%. The reason for this is really about our having migrated in fairly good numbers from the routine commoditized services to high-end value added services. In the finance and accounting space for instance not just moving away, but extending from a traditional Accounts Receivable or an Account Payable to the whole nine yards of General Ledger accounting, Fixed Assets and also in terms of CFA reporting and analytics. That's really the move that we're seeing in the marketplace at this point in time. We had also become fairly globalized. We have more centers outside of India than in India. In India, we have 5 centers, outside of India, we have 7. The new centers that we established in China, Mexico and Brazil last year have seen fair amount of growth from companies and multinationals who are operating in those territories. That has enabled us to see a fair amount of growth in areas outside of India. Very clearly the better utilization, operating efficiencies, scaling up on value-added services has really led to the kind of growth that we are seeing. We believe that this focus and these expectations of clients to move from pure play commoditized services to a consolidated IT-BPO service offering, specialized platforms that we have been able to rollout in the last couple of quarters, is enabling us to move on the revenue productivity side, on the margin side and also on the growth side.

Ed Caso

Kris, you mentioned the desire to reduce utilization from current levels. My question is that, will the addition of freshers and a resetting of your consulting pyramid, is that sufficient enough of an offset to continue to assume that your operating margins can stay right around 30%?

S. D. Shibulal

We have traditionally operated between 78% to 80%. We have been able to achieve the margins with utilization in that range, that's number 1. Number 2, higher utilization, above 80%, reduces our ability to staff programs on time or even to bid very confidently for very large and very fast ramp up programs. Please also remember when we say our utilization is 82%, there is only 8% left, because the balance 10% goes into leave, travel, training, vacation, customer closures, holidays, all kinds of other things, so it's only 8% which is kind of small. We have comfortably operated between 78%-80% in the past. If you look in the utilization including trainees, it's 71%, so cost of those people is already in the system. It is that they are in training and once they come out, the utilization will come down. The people are already in the system even today. We have 11,000 people in training and once they come into the production, the utilization excluding trainees will come down. So the point I wanted to try and make is that the cost is already there.

Moderator

Thank you Mr. Caso. Our next question is from the line of Bhavan Suri of William Blair. Please go ahead.

Bhavan Suri

Just a quick question on the non-linear initiatives. Obviously, Finacle had a nice move and its 5% revenue. But if you combine that or broke out the non-linear initiative, could you tell us how they are growing and what percent of revenue they contribute?

Subhash Dhar

We break it down into three broad areas. One is the intellectual property where we will include Finacle, second is the platforms and other products and then the third area is, what we call unit of work based pricing models which is our large services business. Finacle will be approximately 4 percentage points out of the 10 percentage points of revenues that we talk about in our non-linearity. Our of the rest of the 6%, about 4.5% will be coming from unit of work based pricing and about 1.5% comes from the other intellectual properties and business platforms.

Bhavan Suri

Subhash, what sort of platforms are you seeing traction, you've had to ‘hire to retire’ out there for a while, you've had Flypp there for a while, you've had the ‘newspaper in a box’, sort of any color on how adoption is going and sort of customer traction in those?

Subhash Dhar

I would still call them in the incubation phase in spite of the fact that we do have quite a few customers because there is a larger roadmap which needs to be in place. We need to dig deeper in order to make more sales in the markets. At this point, I don't think we are counting the revenues significantly within that 10 percentage points. One of the biggest contributor is, the unit of work and some of the license revenues that we are getting from other intellectual properties that we have built over time. We think FY'12 would probably be our first significant deal for the platforms to start notching up noticeable revenues.

Bhavan Suri

Is the margin on the platforms similar to Finacle where it's better than the services business and could that help to offset some of the headwinds you face?

Mohandas Pai

The margins right now are in a development phase. I think when they become mature, they should be ahead of the services business. That's our expectation. Right now there are 4 clients who have gone live and 2 of them are in their development phase but they have just gone live maybe a quarter ago and it has to come to a full utilization when we will begin to see margins. Our anticipated margin right now is as per our budget.

Moderator

Thank you Mr. Suri. Our next question is from the line of Anthony Miller of TechMarketView. Please go ahead.

Anthony Miller

I'd just like to understand better that what was dragging back growth in Europe because as I looked at the Q2 sequential growth, Europe kind of led the pack? In Q3 just gone European growth rather lagged the other geographies. What was the reason for those changes?

Kris Gopalakrishnan

Europe last quarter was $326 mn, this quarter it was $346 mn which is a 6.3% growth. So Europe is growing but as a percentage it's in line at this point. When you look at what is driving it, it is our proactive investment that is helping us at this point. Even though we find that Europe is lagging behind U.S., through proactive investment we are actually trying to increase the traction in Europe. Does that answer the question?

Anthony Miller

Not entirely. First I would like to understand what you mean by proactive investments? Perhaps you could highlight if there are any major differences between your major country markets in Europe?

Kris Gopalakrishnan

Yes. Naturally U.K. is the largest market because it is easier for us to work or do business in U.K. because of the English language. France, Germany, other countries in Europe require us to invest in recruiting local talent so that we can interact with clients in the local language which is what we are doing now. We are investing significant headcount in France, Germany and that's the proactive investment I said. In Continental Europe, Belgium, the Nordics, France, Germany, Switzerland, these are some of the markets we are proactively investing at this point. In Nordic countries, we are able to support from India, but for France and Germany, etc, we are able to support, provided we have a local front-end.

Anthony Miller

Finally, when would you expect then growth in the European markets to be roughly in line with growth in the U.S. market?

Kris Gopalakrishnan

Our goal is that Europe should grow faster than U.S. We want to have a balanced portfolio from a geography perspective. Long-term we want to grow Europe faster and that is the reason for proactive investment in Europe. Europe as a market is as large as U.S. Hence proactively, we're investing, so that we can take a better percentage of that market.

Anthony Miller

That will be organic growth or inorganic?

Kris Gopalakrishnan

Currently all our models and guidance etc assume organic growth. Proactively, we are looking at acquisitions in Continental Europe. That is our strategy to accelerate the growth in these markets but we have very strict parameters for acquisition. We want to acquire the right company at the right price, with the right set of services and right fit, etc. We should be able to integrate the people, retain the people. Because of that, you will find that we're cautious about acquisitions because history has shown that 70% of the acquisitions do not deliver the value they are supposed to deliver. So we're actually little bit cautious about acquisitions.

Moderator

Ladies and gentlemen, that was the last question. I now hand the conference over to the management to add closing comments.

Kris Gopalakrishnan

Thank you all very much. Really appreciate all the questions and your participation in this call. Our investor relationship managers are available. We are also available for any calls, any discussions during the quarter and looking forward to interacting with you during the quarter or as part of next quarter's results. Thank you again.

Moderator

Thank you very much. Ladies and gentlemen, on behalf of Infosys Technologies Limited that concludes this conference call. Thank you for joining us and you may now disconnect your lines.